                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        Knowledge Transfer Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    49924U103
                                 (CUSIP Number)

                              Douglas Shane Hackett
                            204 NW Platte Valley Dr.
                            Riverside, Missouri 64152
                            (816) 584-8030 ext. 1208
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing  this  schedule  because of Rule  13d-1(e),  Rule  13d-1(f)  or Rule
     13d-1(g), check the following box [ ].

                                  Page 1 of 7

CUSIP No. 49924U103

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Douglas Shane Hackett
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ x ]
    2      (See Instructions)                                          (b) [   ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States Citizen
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -                        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -                        3,000,000
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -                        0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -                        3,000,000
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      3,000,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]    (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             7.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                             IN
---------- ---------------------------------------------------------------------

                                  Page 2 of 7

CUSIP No. 49924U103

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           JCL Holdings, Inc.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ x ]
    2      (See Instructions)                                          (b) [   ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -                        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -                        3,000,000
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -                        0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -                        3,000,000
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      3,000,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]    (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             7.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                             CO
---------- ---------------------------------------------------------------------

                                  Page 3 of 7

Item 1. Security and Issuer

          This Schedule 13D relates to the common stock, $0.01 par value (the
"Common Stock"), of Knowledge Transfer Systems, Inc., a Nevada corporation
("KTSI"), with its principal executive offices located at 110 Broadway, Oakland,
CA 94607.

Item 2. Identity and Background

          Mr. Hackett is President, Chief Executive Officer and Chairman of the
Board of Innovative Software Technologies, Inc. His business address is 204 N.W.
Platte Valley Drive, Riverside, Missouri 64152. He is a United States citizen.

          During the last five years, Mr. Hackett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JCL Holdings, Inc. ("JCL") is a Missouri corporation. Mr. Hackett is
JCL's sole shareholder and President and Secretary. The principal business of
JCL is database marketing and JCL's primary address is 117 English Landing
Drive, Parkville, Missouri 64152.

          During the last five years, JCL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

          On April 25, 2001, as compensation for Mr. Hackett's services to KTSI in negotiating its purchase of KT Solutions, Inc., JCL, of which Mr. Hackett is the sole shareholder and President and Secretary, was given the option to purchase the shares of Common Stock reported in this 13D (the "Shares").

Item 4. Purpose of the Transaction

          JCL, whose sole shareholder is Mr. Hackett, acquired the option to purchase the Shares for investment purposes. Neither JCL nor Mr. Hackett have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the
Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

          While JCL held the option to purchase the Shares, JCL and Mr. Hackett were deemed to share beneficial ownership of, and deemed to share voting power and dispositive power over, the

                                  Page 4 of 7

Shares, which represented 7.4% of the Common Stock. On June 2, 2001, before the expiration of the option to purchase the Shares and without having exercised such option, JCL delivered notice to KTSI of its election not to exercise the option. On June 2, 2001, JCL and Mr. Hackett thus ceased to have any beneficial ownership of, or any voting power and dispositive power over, the Shares.

          During the past 60 days neither JCL nor Mr. Hackett have purchased or sold securities of KTSI and no person other than JCL or Mr. Hackett has the right to receive or direct dividends or sale proceeds from the sale of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of KTSI.

          None.

Item 7. Materials to be Filed as Exhibits

          None.

                                  Page 5 of 7

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2003

                                       Douglas Shane Hackett

                                        /s/ Douglas Shane Hackett
                                       -----------------------------------------

                                       JCL Holdings, Inc.

                                       By:  /s/ Douglas Shane Hackett
                                          --------------------------------------
                                          Douglas Shane Hackett, President

                                  Page 6 of 7

STATEMENT OF JOINT FILING

          Pursuant to Reg. Section 240.13d-1(k)(1)(iii) of the Securities
Exchange Act of 1934, the foregoing Schedule 13D is filed on behalf of the
Douglas Shane Hackett and JCL Holdings, Inc.

Date:  December 23, 2003

                                       Douglas Shane Hackett

                                        /s/ Douglas Shane Hackett
                                       -----------------------------------------

                                       JCL Holdings, Inc.

                                       By:  /s/ Douglas Shane Hackett
                                          --------------------------------------
                                          Douglas Shane Hackett, President

                                  Page 7 of 7